VBI Vaccines Closes $23.6 Million Financing from Perceptive Advisors

CAMBRIDGE, MA (December 6, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (TSX: VBV) (“VBI”), a clinical-stage biopharmaceutical company developing infectious disease and immuno-oncology vaccines, today announced that it has raised $23.6 million in concurrent equity and debt financing transactions with Perceptive Advisors.

Under the terms of the equity financing, VBI sold an aggregate of 3,475,000 of its common shares at a price of $3.05 per share in a private placement to Perceptive Advisors, for total gross proceeds of approximately $10.6 million.

Additionally, Perceptive Advisors increased its current credit agreement with VBI by funding an additional $13 million in secured debt. In conjunction with the additional debt funding, VBI issued a warrant to Perceptive Advisors for the purchase of an aggregate of 1,341,282 common shares at an exercise price of $3.36 per share.

“Perceptive is delighted to lead this financing. We are excited about the promise of VBI’s clinical programs which address significant unmet medical needs and we continue to be impressed by the expertise and judgment of VBI’s leadership,” said Sam Chawla of Perceptive Advisors.

This transaction increases Perceptive Advisor’s beneficial ownership of VBI from 7.8% to 15.8% of issued and outstanding common shares on an undiluted basis.

“This financing provides VBI with sufficient resources to take us through key program milestones into 2018. We are honored and grateful for the continued support and confidence from Perceptive Advisors. Our strong and strategic relationship with the team at Perceptive Advisors is a tremendous asset for VBI,” said Jeff Baxter, VBI’s President and CEO.

VBI intends to use the proceeds of the private placement for working capital and general corporate purposes, including the continued advancement of its growing pipeline of vaccine candidates.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B (“HBV”) vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vac™ is approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”) and glioblastoma multiforme (“GBM”). VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

Website Home: http://www.vbivaccines.com/

News and Insights: http://www.vbivaccines.com/wire/

Investors: http://www.vbivaccines.com/investors/

VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

VBI Investor Contact

Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements. Such forward-looking statements and information include, but are not limited to, the intended use of proceeds of the private placement financing.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the successful development and/or commercialization of the company’s products, including the receipt of necessary regulatory approvals; general economic conditions; competitive conditions; and changes in applicable laws, rules and regulations.

VBI cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and VBI has made assumptions and estimates based on or related to many of these factors.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the company’s current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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